Exhibit 99.4

NICE and Cloud9 Technologies Team Up to Integrate Compliance Recording
and Cloud-based Voice Trading Platform

NICE Trading Recording and C9 Trader help financial services organizations benefit from cost effective, reliable cloud-based communications

Hoboken, N.J., August 13, 2018 – NICE (Nasdaq: NICE) and Cloud9 Technologies today announced that the two firms have completed an integration of the NICE Trading Recording System (NTR) with Cloud9’s C9 Trader platform. Now, financial services organizations can leverage both companies’ solutions together to ensure compliance with regulations around recording and retaining trade communications, while also benefitting from low-cost reliable cloud-based communications. The integrated technology is already deployed and in use at a leading global investment bank.

The industry’s only ‘all-in-one’ compliance-focused trade conversation recording platform, NTR is used by most of the world’s leading banks and investment firms for recording and retaining trade conversations. In addition to working with the C9 Trader platform, NTR can also interface with other turrets, desk phones, mobile phones, and Unified Communications platforms. NTR works in tandem with NICE COMPASS, a unique compliance assurance solution that features automated provisioning, system health checks, bulk call extraction tools, transcription, compliance assurance reporting, and monitoring dashboards, to help financial institutions ensure enterprise-wide compliance with MiFID II and other regulations.

The C9 Trader platform is becoming the voice standard for the trading floor. By digitizing the entire institutional trader voice lifecycle and providing innovative, secure and compliant means of delivering the associated metadata, Cloud9 enables traders to uncover and seize the value present within their voice trading conversations. In addition, C9 Trader’s anywhere, anytime secure cloud communication platform enables banks to reduce their communications costs by up to 50% by eliminating expensive private lines and desktop hardware, easily scales up or down, and can connect traders to counterparties anywhere in the world.

Chris Wooten, Executive Vice President, NICE, said, “Cloud-based voice communications are gaining traction with banks as a viable option for trader communications. Cloud-based or not, all trade-related communications are subject to the same regulations and standards, including MiFID II, Dodd Frank, MAR and FX Code of Conduct. Our integration with C9 Trader will give financial services customers confidence in their ability to comply with all regulations around recording and retaining trader communications when using Cloud 9’s C9 cloud-based trading platform.”

Steve Kammerer, Chief Product Officer at Cloud9 Technologies, said, “We're dedicated to working with other companies and industry groups that enable best-of-breed solutions for our clients, and we’re excited to have completed this integration with NICE. Our clients now have the ability to record and retain our high-fidelity audio using the industry-leading NICE NTR compliance recording system, which offers unprecedented scalability, ease-of-use and versatility. By extension, our clients can also take advantage of NICE’s unique compliance assurance technology.”

NICE is a leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to more efficiently comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Cloud9 Technologies
Cloud9 Technologies is a cloud communications and data services provider that delivers high performance voice and collaboration services designed for the unique functional and compliance needs of institutional traders. Its technology handles millions of voice trader communications per day from a network of over 5,000 institutional users.. Cloud9 connects counterparties across all trading asset classes via a cloud-based communication platform that features end-to-end security, encryption and advanced compliance capabilities. Cloud9 eliminates the infrastructure and expense associated with legacy hardware and telecommunications based solutions while providing unique data that enables next generation trader voice analytics. Our customer base includes top brokerages, sell-side firms, and tier one banks.  For more information, visit: www.c9tec.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.